This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated December 20, 2004 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund (as defined below) by one or more registered brokers or dealers licensed under that jurisdiction's laws.

                    EVERGREEN UTILITIES AND HIGH INCOME FUND
                               200 Berkeley Street
                        Boston, Massachusetts 02116-5034

   Notice of Offer to Purchase for Cash 575,250 of Its Issued and Outstanding
                   Common Shares at Net Asset Value Per Share

      THE OFFER WILL EXPIRE AT 5:00 P.M. EASTERN TIME ON JANUARY 24, 2005,
                          UNLESS THE OFFER IS EXTENDED.

         Evergreen Utilities and High Income Fund, a non-diversified, closed-end management investment company organized under the laws of the State of Delaware as a statutory trust (the "Fund"), is offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2004 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") up to 5% or 575,250 in the aggregate of its issued and outstanding common shares, no par value ("Shares") at a price equal to the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange (the "NYSE") on January 25, 2005, or, if the Offer is extended by the Board of Trustees of the Fund, on the day after the date to which the Offer is extended. The Offer will expire at 5:00 p.m. Eastern Time on January 24, 2005, unless extended. An extension would be communicated by issuance of a press release or other public announcement. The NAV as of the close of the regular trading session of the NYSE on December 14, 2004 was $22.45 per Share. The purpose of the Offer is to fulfill an undertaking made by the Fund pursuant to the Evergreen Enhanced Liquidity Plan as described in the Fund's Prospectus, dated April 27, 2004. The Offer is not conditioned upon shareholders tendering in the aggregate any minimum number of Shares. However, Shareholders must tender at least 20% of the Shares owned by such Shareholder or attributed to it under
Section 318 of the Internal Revenue Code.

         If more than 575,250 Shares are duly tendered prior to the expiration of the Offer, including any extension (and not timely withdrawn), unless the Fund determines not to purchase any Shares, the Fund will purchase 575,250 Shares on a pro rata basis in accordance with the number of Shares tendered by or on behalf of each shareholder during the period the Offer is open (and not timely withdrawn). However, the Fund will accept all Shares tendered by any shareholder who owns, beneficially or of record, an aggregate of not more than 99 Shares and who tenders all such Shares by means of the Letter of Transmittal tendered by or on behalf of that Shareholder. The Fund does not contemplate extending the Offer and increasing the number of Shares covered thereby by reason of more than 575,250 Shares having been tendered. The acceptance of tendered Shares for payment and purchase will be by action of the Fund's Board of Trustees with notice thereof to the Depositary. The Fund will deposit the aggregate purchase price with the Depositary, which will make payment to shareholders in accordance with the Offer. For taxable shareholders, the sale of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws.

         Shareholders may tender Shares registered in their names only by completing a Letter of Transmittal and submitting it and any other documents required by the Letter of Transmittal in proper form to the Depositary at the appropriate address set forth in the Offer before the Offer expires, including any extension. Shareholders whose Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in "street name") can only tender their Shares by directing that firm to properly complete, compile and deliver the necessary documents on a timely basis to the Depositary. Shares tendered pursuant to the Offer may be withdrawn by written or facsimile notice received by the Depositary at the appropriate address at any time prior to 5:00 p.m. Eastern Time on January 24, 2005 (or, if the Offer is extended, at any time prior to 5:00 p.m. Eastern Time on the new expiration date), and, if Shares tendered have not by then been accepted for payment by the Fund, the Shares may also be withdrawn at any time after February 18, 2004. The notice is to specify the name of the shareholder who tendered the Shares, the number of Shares being withdrawn (which must be all of the Shares tendered) and, as regards Share certificates which represent tendered Shares that have been delivered or otherwise identified to the Depositary, the name of the registered owner(s) of such Shares if different than the person who tendered the Shares.

         The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

         Requests for copies of the Offer to Purchase, the related Letter of Transmittal and any other tender offer documents should be directed to the Distribution Agent at the Distribution Agent's address or telephone number below between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays). Copies of these documents will be furnished promptly to shareholders upon request at no expense to them. Shareholders who do not own Shares directly may also obtain such documents from the broker, dealer, commercial bank, trust company or other nominee that holds their Shares. Questions and requests for assistance and for current NAV quotations may be directed to the Depositary at the Depositary's address and telephone number below, also between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays).

--------------------------------------- ---------------------------------------
        Distribution Agent:                     Depositary:
--------------------------------------- ---------------------------------------

     EquiServe Trust Company, N.A.           EquiServe Trust Company, N.A.
       Attn: Corporate Actions                 Attn: Corporate Actions
           P.O. Box 43014                          P.O. Box 43014
      Providence, RI 02940-3014               Providence, RI 02940-3014
   Telephone Number: (732) 417-2653        Telephone Number: (888) 396-7866
--------------------------------------- ---------------------------------------
--------------------------------------- ---------------------------------------

--------------------------------------- ---------------------------------------




December 20, 2004